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WESTERN FOREST PRODUCTS INC. 435 Trunk Road Duncan, British Columbia Canada V9L 2P9 Telephone: 250 748 3711 Facsimile: 250 748 6045

Western Forest Products Inc.

FOR IMMEDIATE RELEASE TSX: WEF

Western Forest Products names Duncan Kerr as Chief Operating Officer

July 28, 2005 – Duncan, British Columbia. Western Forest Products Inc. (“Western” or the “Company”) (TSX: WEF) announced today the appointment of Duncan Kerr to the position of Senior Vice-President and Chief Operating Officer. He is expected to assume his duties with Western in early September, 2005.

Mr. Kerr joins Western from RLG International, an international consulting company. He spent 12 years with RLG, the last 7 years as a senior project manager, advising a number of clients on performance improvement measures in the lumber, logging, pulp and paper, and energy sectors. Prior to that, Mr. Kerr was a mining engineer with Westmin Resources Limited. He has a Bachelor of Engineering from McGill University.

Reynold Hert, President and CEO stated “Duncan brings key strengths in improving business performance with a diverse set of both operational and business improvement experience and skills. Duncan’s BC coastal logging and pulp assignments along with interior sawmill operations and international oil and gas assignments will bring a valuable perspective to our business.”

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

For further information contact: Reynold Hert 250 715 2207 Paul Ireland 250 715 2209